SOFTWARE APPLICATION ASSET
PURCHASE AGREEMENT

This agreement (this "Agreement") made as of Jul 21, 2021, 2021 (the "Effective Date") by and between Perfect Web SRL (hereinafter referred to as "Seller"), a Romanian Limited Liability Company having an address of Deva, Str. Aleea Muncii, Bl. E21, Ap. 106, and **Crypto Mining Corp.** a Wyoming Corporation and a wholly owned subsidiary of Fernhill Corp., a Nevada Corporation, having a principal office at 3773 Howard Hughes Pkwy Suite 500s Las Vegas, NV 89169 (hereinafter referred to as "Purchaser").

RECITALS

WHEREAS, Seller is the owner of all right, title and interest in certain computer software and other associated intellectual property which Purchaser desires to own, which software and associated intellectual property subject to the rights granted to Purchaser by Seller pursuant to the terms and conditions outlined herein;

WHEREAS, Seller, and Purchaser, or an affiliate of Purchaser, entered into the Letter of Intent on May 4, 2021 (the "Letter of Intent") as assigned by Windstream Partners, LLC to Purchaser, for the purpose of Seller's sale of its PerfectMine Crypto Mining Operating Software code, software, system and management platform (known as "PerfectMine.io" or "PerfectMine") to Purchaser with the Platform's primary purpose being to provide optimized crypto mining operating systems and monitoring software to simplify and democratize the ability to mine cryptocurrencies for everyone on a global scale (the "Software" or "Platform").;

WHEREAS, reference is hereby made to the Letter of Intent and incorporated by reference herein, and all capitalized terms not defined herein shall have the meaning as per the Letter of Intent;

WHEREAS, effective as of the Effective Date, Purchaser and Seller agree that the Letter of Intent conditions are satisfied or waived, as applicable, and Purchaser is proceeding with the acquisition of the Platform;

WHEREAS, on the terms and conditions of this Agreement, Seller has agreed to sell, transfer and assign to Purchaser and Purchaser has agreed to purchase from Seller all of Seller's right, title and interest in and to the Software, and all associated intellectual property assets, as more fully described in **Exhibit A** attached hereto;

NOW THEREFORE, in consideration of the premises, and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   **Seller's Title to Software and Related Intellectual Property Assets.**

1.1.   As of the Effective Date, Seller represents and warrants to Purchaser that Seller is the owner of all rights in and to the Software and all the associated documentation and related intellectual property assets, as more particularly described in **Exhibit A** (hereinafter together with Software referred to as the "Assets") attached hereto, and, if applicable, is the sole proprietor of intellectual property therein). Seller further represents and warrants that, to Seller's Knowledge, as defined in Section 5.5, the Software is an original work of authorship and a valid and subsisting copyright. For purposes of clarity and understanding, Seller has not filed for or otherwise obtained any copyright registration for the Software or any of the other Assets in any jurisdiction and the Purchaser is aware of said fact and said fact is not a breach of this Agreement by any Party.

1.2.   "intellectual property" (whether or not capitalized) for the purposes of this Agreement shall mean all (a) patents, patent applications, patent disclosures and inventions (whether patentable or not), (b) trademarks, service marks, trade dress, trade names, logos, corporate names, Internet domain names, URLs, and registrations and applications for the registration thereof, together with all of the goodwill associated therewith, (c) copyrights and copyrightable works (including computer programs) and registrations and applications therefor, (d) trade secrets, know-how and other confidential information, (e) unregistered and registered design rights and any applications for registration thereof, (f) database rights, and (g) all other forms of intellectual property, including waivable or assignable rights of publicity or moral rights, and any right to bring suit or collect damages for the infringement, misappropriation or violation of the foregoing, anywhere in the world.

2.   **Assignment and Purchase**.

2.1.   Seller does hereby sell, assign and transfer to Purchaser Seller's entire right, title and legal and equitable interests in the Assets, including but not limited to, if applicable, the material that constitutes intellectual property.

2.2.   This purchase includes the rights of Seller to apply for registration of rights in the Software or in any other subject matter in the Assets, to renew or extend such registrations, and to sue for all past infringements or violations of the rights in the Software and in the Assets, if applicable and subject to applicable law.

2.3.   Except as expressly provided to the contrary in this Agreement, including, without limitation, with regard to the Purchase Price payable to Seller pursuant to Section 3.1, by this assignment and purchase, Seller renounces and waives any and all rights it may have to limit the use, distribution, modification, licensing, or sale any of the subject matter of the intellectual property for the Assets by Purchaser or its licensees, successors, or purchasers, or to receive any compensation whatsoever by reason of any use, distribution, modification, licensing or sale of the subject matter for the Assets by Purchaser, its licensees, successors or purchasers. Until the Consideration is paid in full by Purchaser to Seller as outlined in Section 3 below, if Purchaser sells or licenses the Assets before said Consideration is paid in full – Purchaser will be obligated to accelerate all money payments of the Consideration until it is paid in full pursuant to the remuneration Purchaser receives from any sale or license it conducts.

2.4.   The assignment and purchase under this Agreement is intended to be and is an absolute sale and assignment of all right, title, and interest of Seller in and to the Assets. This Assignment is not executed as a security in any respect. As of the Effective Date, Purchaser shall be the sole and lawful owner of the interest in and to the Assets and shall have all rights of Seller in relation to the Software in particular and Assets in general.

3.   **Consideration**.

3.1.   The Purchase Price of the Assets shall be:

    (a)   USD $ 35,000 in Cash (the "Purchase Price"). Said Purchase Price shall be paid to the Seller, net of commission fees due to Latonas, LLC ("Broker") in the amount of fifteen percent (15%) of the Purchase Price which shall be paid by Purchaser to Broker. The Purchase Price shall be paid as follows:

        i) $20,000 paid at the Closing directly to the Seller, less fifteen percent (15%) (or $3,000) of which will be paid to Broker ($17,000 USD net to the Seller) (the"Initial Purchase Payment");

Asset Purchase Agreement   Fernhill Corp. – PerfectMine

ii) $15,000 paid upon sixty (60) days after the Closing Date after the successful completion of the Transition and Training period as per Section 4.5, directly paid to the Seller, of which fifteen percent (15%) (or $2,250) will be paid to Broker ($12,750 net to the Seller) (the "Second Purchase Payment").

(b) The Initial Purchase Payment shall be paid upon the Closing Date in certified US funds by bank wire transfer (the "Payment Date"). If the Initial or Second Purchase Payment falls on a weekend or nationally recognized holiday, said payment will be due the next business day. All parties shall bare their own wire transfer fees with their respective banks.

3.2. The items described in the Subsection 3.1 of this Agreement shall be transferred to Seller after the successful completion of due diligence, Purchaser receives any and all required board approvals, and the signing and acceptance of this Agreement.

4. **Delivery**.

4.1. The Assets shall be delivered on or before the Effective Date on tangible media together with all necessary passwords and accesses. Seller agrees to cooperate with Purchaser and to follow Purchaser 's commercially reasonable and lawful instructions in order to effectuate the transfer of the domain name registrations, accounts, agreements, and further assets as it may be applicable in a timely manner. Specifically, Seller agrees to prepare and transmit all necessary registration deletion templates and/or to correspond with all domain and social media services providers to authorize transfer of the relevant intellectual property assets and/or provide all related account login and password information to gain administrative control of said domains and social media accounts. Seller agrees to take all further steps necessary to consummate the transfer of the intellectual property assets to Purchaser, including the execution of any necessary asset transfer or assignment agreements, domain name transfer agreements, intellectual property assignment agreements (if any), or bills of sale and to submit an authenticated requests in order to fully effectuate a transfer as quickly as possible, and to do whatever other things may be necessary to effectuate the transfer of the intellectual property assets.

4.2. Upon providing Consideration under this Agreement pursuant to 3.1(a)(i), Seller appoints and constitutes Purchaser as attorney-in-fact for Seller with respect to the transfer of title of any of copyrightable original works of authorship and any rights to register the Software. Purchaser's authority under this Agreement shall include, without limitation, the authority to execute and receive any certificate of ownership or other document to transfer title to any copyrighted works, and to take any other actions necessary or incident to the powers granted to Purchaser in this Agreement. Without limiting the generality or applicability of the foregoing, Seller will have no obligation to, and it will be Purchaser's sole right to, apply for any copyright registration of the Software or any other copyrightable works.

4.3. Seller shall assign and Purchaser shall assume the agreements and contracts and all respective costs thereto as of the Effective Date, relative to the a) consulting and software development agreements relative to Seller's development staff, and work for hire developers (as applicable); b) hosting accounts with Amazon Web Services, Hetzner, etc.; c) the SSL certificates; d) Slack customer service channel; d) domain name registration accounts with the respective Registrar; and e) any other required services or software relative to those accounts as provided in Exhibit A. In the case where said developer contracts cannot be assigned, Seller will provide its best efforts and assist Purchaser, at Purchaser's sole cost and expense, with obtaining new contracts with the developer staff.

4.4. Purchaser shall enter into an employment or consulting agreement with Nathanael Coonrod, which shall be separately negotiated and signed on or before the Effective Date.

Asset Purchase Agreement   Fernhill Corp. – PerfectMine

4.5.   Seller shall provide to Purchase and its employees and professional advisor, dedicated support, training an all documented or undocumented standard operating procedures to facilitate a clean and seamless transition of the PerfectMine business for a period of up to 40 days from the date of Closing (the "Transition and Training Period). Said Transition and Training Period shall cover all Assets purchased pursuant to Exhibit A as attached hereto.

4.6.   Purchaser may retain Seller/Alin Jurj on a part-time consulting basis after the Transition and Training Period with advance notice at an hourly rate of $55 per hour. Each consulting assignment shall have a minimum of 3 billable hours which shall be paid by Purchaser within 10 business days after the receipt of an invoice from Seller/Alin Jurj for all respective billable hours completed.

5.   **Seller's Warranties**.

5.1.   Seller warrants that Seller has the legal right to grant Purchaser the above assignment.

5.2.   Seller warrants that, to Seller's Knowledge, the above assignment does not infringe any third parties' rights in the Assets.

5.3.   Seller warrants that, to Seller's Knowledge, there are no pending lawsuits concerning the Assigned Assets as of the Effective Date.

5.4.   Seller warrants that, to Seller's Knowledge, nothing has occurred to adversely affect intellectual property rights in the Assigned Assets.

5.5.   Seller further agrees that, on request and without further consideration (but at the expense of Purchaser), Seller will communicate to Purchaser, or its representatives, all facts known to it respecting the Software, testify in any legal proceedings, sign all lawful papers, execute all applications, make all rightful oaths, and generally do what is commercially reasonable and prudent to aid Purchaser, its successors, assigns and nominees, to obtain and enforce proper protection for the Software in the United States and all countries foreign thereto, and to vest the entire right, title and interest in and to the Software and all associated documentation in Purchaser. Seller's obligations under this Section 5.5 will survive until the third (2rd) anniversary of the Effective Date. Seller's "Knowledge" means the actual knowledge of Alin Jurj related to PerfectMine.io software and domain as of the Effective Date and without any particular investigation.

6.   **Purchaser Warranties.**

6.1   Purchaser warrants that Purchase has the legal right to enter into this Agreement, and that this Agreement does not conflict or breach any other agreements it has with any other parties.

6.2   Purchaser warrants that there are no existing or pending lawsuits concerning Purchaser's company and/or its Officers and Directors as of the Effective Date.

6.3   Purchaser is validly incorporated, in existence and duly registered under the Laws of its jurisdiction and has full power to conduct its business as of the Effective Date;

6.4   Purchaser has obtained all corporate authorizations and all other consents, licenses and authorizations required to empower it to enter into and perform its obligations under this Agreement and that this Agreement is binding on and enforceable against Purchaser in accordance with its terms;

6.5   Entry into and performance by the Purchaser of this Agreement will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii)

Asset Purchase Agreement   Fernhill Corp. – PerfectMine

result in a breach of any laws or regulations in its jurisdiction of incorporation;

6.6   Purchaser is not and will not be after performance of its obligations under this Agreement, insolvent or bankrupt under the Laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security;

6.7   Purchaser is acting as principal for its own account and not as broker or agent in relation to this Agreement;

6.8   Purchaser is not aware of any misrepresentation by or on behalf of Seller in connection with the transaction or Assets that could reasonably be expected to result in any Claims, as defined in Section 7.

7.   Indemnification.

7.1   Indemnification Obligation. Seller shall indemnify, defend and hold Buyer and its officers, directors, employees or agents harmless from and against any and all loss, cost, liability, damage and expense (including legal and other expenses incident thereto) of every kind, nature or description arising out of: (a) the breach of any representation or warranty of Seller set forth in this Agreement or in any schedule or certificate delivered to Buyer pursuant hereto; (b) the breach of any of the covenants or agreements by Seller contained in or arising out of this Agreement or the transactions contemplated hereby; or (c) the ownership of the Assets prior to the Closing Date, and the conduct of the Business prior to the Closing Date, including, but not limited to, any liability, judgment or damages against Seller, its officers, directors, employees or agents, as a result of litigation involving the Seller prior to the Closing Date. Buyer shall indemnify, defend and hold Seller and its officers, directors, employees or agents harmless from and against any and all loss, cost, liability, damage and expense (including legal and other expenses incident thereto) of every kind, nature or description arising out of: (a) the breach of any representation or warranty of Buyer set forth in this Agreement or in any schedule or certificate delivered to Seller pursuant hereto; (b) the breach of any of the covenants or agreements by Buyer contained in or arising out of this Agreement or the transactions contemplated hereby; or (c) the ownership of the Assets prior to the Closing Date, and the conduct of the business prior to the Closing Date, including, but not limited to, any liability, judgment or damages against Buyer, its officers, directors, employees or agents, as a result of litigation involving the Buyer prior to the Closing Date.

7.2   Procedures for Indemnification. A party that is entitled to be indemnified hereunder shall promptly deliver a reasonably detailed written notice to the other party asserting and describing any Claim as to which recovery may be sought against the indemnifying party. The indemnifying party may assume the defense of any such Claim by promptly sending written notice of such assumption to the indemnified party, in which case the indemnified party will cooperate fully and in good faith in the defense of such Claim, including, without limitation, agreeing to any settlement, compromise or discharge of the Claim; ***provided, however***, that the indemnifying party shall not consent to, and the indemnified party shall not be required to agree to, the entry of any judgment or any settlement that (i) provides for injunctive or other non-monetary relief affecting the indemnified party or (ii) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified party of a release

Asset Purchase Agreement   Fernhill Corp. – PerfectMine

from all liability in respect of such Claim. If the indemnifying party assumes the defense of a Claim, it will take all steps necessary in the defense or settlement of such Claim and the indemnifying party will hold the indemnified party harmless from and against any and all damages caused by or arising out of any settlement approved by the indemnifying party or any judgment in connection with such Claim. The party not primarily responsible for the defense of a Claim may, with counsel of its choice and at its expense, participate in the defense of any such Claim.

8. **Covenant not to compete**.

8.1 Both parties understand and acknowledge that the Assets consist *inter alia* of contractual relationship with particular persons with knowledge of the Assets as well as trade secrets.

8.2 During the term of this Agreement and for two years thereafter, Seller shall not, at any time, without the prior written consent of the Purchaser, directly or indirectly, induce or attempt to induce any contractor, employee, agent, or other representative or associate of Purchaser, whether explicitly listed in the **Exhibit A** or not, to terminate a relationship with Purchaser, or in any way directly or indirectly interfere with such a relationship or a relationship between Purchaser and any of its contractors, customers, or employees.

8.3 Commencing as of the Effective Date and continuing for two years thereafter, Seller shall not (unless otherwise agreed to in writing), directly or indirectly (otherwise than by ownership of less than five percent (5%) of the voting stock of a corporation whose shares are actively publicly traded) contract, manage, operate, join, control, participate in the management, operation, or control of, or be contracted by or to be a consultant or adviser to, or connected in any other manner with any other person, corporation, firm, partnership, or other entity whatsoever that is engaged or, to Seller's Knowledge, plans to be engaged, anywhere in the world in any business or activity which is directly competitive with the Software and/or with any business or activity in which Purchaser is engaged as of the Effective Date, specifically crypto mining operating systems and shall not replicate, copy, or use any code, features, designs or functionality that resemble or be competitive with the PerfectMine operating system management platform.

9. **Entire Agreement**.

This Agreement, along with the Exhibits attached and incorporated in this Agreement, constitutes the final, complete, and exclusive understanding between the parties, and replaces and supersedes all previous oral or written agreements, understandings, or arrangements between the parties with respect to the subject matter of this Agreement. This Agreement may not be modified or amended except in writing signed by an authorized officer of each party to this Agreement.

10. **Notices**.

Any notices to be given under this Agreement shall be in writing, sent by registered or certified mail, postage prepaid, return receipt requested, or via email with the option of delivery confirmation activated (if technologically available), or with an email response confirming said delivery, and addressed to such party as follows:

Notices to Seller:	**Notices to Purchaser**
Address: Deva, Str. Aleea Muncii, Bl. E21, Ap. 106	Address: 3773 Howard Hughes Pkwy Suite 500s Las Vegas, NV 89169

Perfect Web SRL	Fernhill Corp.
E-mail: office@perfectweb.ro	E-mail: info@fernhillcorp.com
Attn: Alin Jurj	Attn: Marc Lasky or Chris Kern

11. **Force Majeure**.

No failure or omission by a party in the performance of any obligation of this Agreement shall be deemed a breach of this Agreement nor create any liability for damages if same shall arise from any of the following causes that are beyond such party's reasonable control: acts of God, acts of Federal, State or local governments or agencies, compliance with requests, recommendations, rules, regulations or orders of any governmental authority or any officer, department, agency or instrumentality thereof, fire, storm, acts of war, rebellion or sabotage, strikes, lockouts, disputes, or differences with workers, accidents, equipment failure, reduction or unavailability of equipment, raw products, or other materials, or exhaustion or reduction or unavailability or delays in delivery of any asset or other item to be delivered pursuant to this Agreement.

12. **Governing Law and Jurisdiction**.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. The parties hereby consent to the concurrent exclusive jurisdiction of the courts of the State of Nevada and the United States courts located in Clark County, Nevada in connection with any suit, action or proceeding arising out of or relating in any manner to this Agreement, and each of the Parties further irrevocably agrees to waive any objection to the venue of any such suit or proceeding in either court, or to in personal jurisdiction providing that service is effective.

13. **Waiver of Jury Trial**.

BOTH PARTIES AGREE TO WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN THE RESOLUTION OF ANY DISPUTE OR CLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, BETWEEN ANY OF THE PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THIS AGREEMENT.

14. **Severability**.

In case any provision of this Agreement is held to be invalid, unenforceable, or illegal, that provision shall be severed from this Agreement, and such invalidity, unenforceability, or illegality will not affect any other provisions of this Agreement. If a governmental authority or a court of competent jurisdiction holds that any provision of this Agreement is invalid or unenforceable, the remaining provisions will remain in full force and effect and the parties will replace the invalid or unenforceable provision with a valid and enforceable provision that achieves the original intent and economic effect of the Agreement. Both Parties understand and acknowledged that they are sophisticated, intelligent businesspersons who are each represented by legal counsel to enter into this Agreement after an arm's-length negotiation wherein all parties have ample opportunity to negotiate all of the contract's terms, and the Agreement's ambiguities should in no event be construed against the drafter because both Parties are considered as drafters of this Agreement.

15. **Counterparts**.

This Agreement may be executed in multiple counterparts and in any number of counterparts, each of which shall be deemed an original but all of which taken together shall constitute and be deemed to be one and the same instrument and each of which shall be considered and deemed an original for all purposes. This Agreement shall be effective with the facsimile or "pdf" signature of any of the parties set forth below and the facsimile or "pdf" signature shall be deemed as an original signature for all purposes and the Agreement shall be deemed as an original for all purposes.

16. Waiver.

The failure of either party to enforce any provisions of this Agreement is not and will not constitute a waiver of the provisions or of the right of that party to subsequently enforce that, or any other, provision of this Agreement. No waiver will be enforceable or effective unless set forth in writing signed by the party against whom such waiver is being asserted.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement on the date set forth above.

Seller - Perfect Web SRL

By: ____________________

Name: Alin Jurj

Title: President/Founder

Purchaser - Fernhill Corp

By: MARC LASKY ____________________

Name: Marc Lasky

Title: Chief Executive Officer

EXHIBIT A

SOFTWARE AND RELATED INTELLECTUAL ASSETS PROPERTY

Software Code: PerfectMine

• Code on GitHub – private channel = https://github.com/Perfect-Web/perfectmine.io

Software Code: PerfectMine Containers

• Code on GitHub – private channel -

Software Code: PerfectMine Pool balance check

• Code on GitHub – private channel - https://github.com/Perfect-Web/pm-pools

Collateral Materials:

• Website

• Seller Presentation

• GitHub documentation

Domain Names: (registered with godaddy)

• crypto-rig.com

• perfectmine.io

SSL Certificates: (registered with gogetssl)

• crypto-rig.com

• perfectmine.io

Social Media Accounts (Access):

• Slack:

• Facebook: https://www.facebook.com/perfectmine.io

• Twitter:

Asset Purchase Agreement   Fernhill Corp. – PerfectMine

• Telegram:

• Bitcoin Talk:

• YouTube: https://www.youtube.com/channel/UCejFaMp-ak2bhW6cR04jRqg

• LinkedIn: https://www.linkedin.com/company/perfectmine.io/

Staff & Consultants:

• List of current staff, developers & consultants o

Alin Jurj (Seller) - Lead Architect ($9200 per month)

Contracts & Agreements:

• Software License with.

• Letter of Intent with Windstream Partners, LLC

• Software Development Agreement with

     • Work for Hire Contract

Website Hosting Accounts:

     • Amazon Web Services (AWS) S3 Route 53 –

     • Hetzner dedicated servers, to be transferred to Purchaser's account

     Slack Channel for Customer Support:

●   Slack Account access and all related content

1) **Linux based image with custom kernel modifications and various packages installed that works in tandem with part 2.**

     Technologies used:

●   Linux (Ubuntu 16.04) with kernel modifications and customizations

●   RPC

●   Caching

●   Doctrine2 (Sqlite)

- Docker

- Node.js

- Peerjs

2) **The actual platform, built to manage all the settings and services that are monitored and managed on a mining rig (ie: fan speed, reboot, overclocking amounts, errors, etc.):**

Technologies used:

- Zend Framework 3

- Doctrine2 (MySQL)

- Bower

- Redis as cache and session manager

- API (Apigility)

- Docker

- Composer

- Angular

- Go

- MongoDB for storing entities change logs

Asset Purchase Agreement   Fernhill Corp. – PerfectMine